Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Interoffice Memorandum

To:	Employees and Consultants	Place:	New Orleans

Subject:	Agreement to Acquire Phelps Dodge	Date:	November 19, 2006

From:	Richard C. Adkerson

     I am pleased to report to you a tremendously positive development in the history of our Company. FCX has reached agreement to acquire Phelps Dodge. As a result of this acquisition, FCX will become the largest North American mining company and the world’s premier publicly traded copper company. The “new” FCX will be an industry leader with outstanding strengths and opportunities.

  We will be stronger: With an enterprise value of approximately $37.5 billion, strong cash flows and 23,000 employees worldwide, the new FCX will become the worlds premier publicly traded copper company and will have the size and the financial strength to optimize existing operations and accelerate growth by aggressively pursuing promising new development projects, exploration and acquisitions.

  We will be more diversified: We will have a base of large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum (a metallic element used to harden steel). We will have a great balance of projects between high growth and developed markets.

  We will have even better growth prospects: We are combining two leading mining companies at a time when we see significant long-term opportunities, particularly in copper, where the long-term outlook is so positive, underpinned by strong developed economies and fast-growing developing ones like China, and the limited supplies available.

     The new FCX will be a global leader in mining technology and have world-class assets and prospects. Our Grasberg mine, the worlds largest copper and gold mine in terms of reserves, will be joined by Phelps Dodge’s 14 existing mines and those under development in North and South America and Africa.

     Completion of the transaction is subject to approval by shareholders of both companies, regulatory approvals and customary closing conditions. We expect the acquisition to close in the first quarter of 2007. The senior management team will combine the strengths of the two organizations and include representation from both Phelps Dodge and FCX. James R. Moffett, Chairman of FCX, will continue as Chairman and I will continue to serve as Chief Executive Officer. Timothy R. Snider will be Chief Operating Officer of the combined company, Ramiro G. Peru will be Chief Financial Officer and Kathleen L. Quirk will be

November 19, 2006

Chief Investment Officer. Mark J. Johnson will continue as Chief Operating Officer of our Indonesian operations and Michael J. Arnold will continue in his executive management role, including serving as Chief Financial and Administrative Officer of our Indonesian operations. We are counting on our entire organization to step-up as you have in the past to make the new “FCX” a success.

     At closing, we will add three independent members from Phelps Dodge’s current Board to the FCX Board of Directors, increasing the size of the Board to sixteen directors in total.

     Our parent company will retain the FCX name and trade on the NYSE under the symbol “FCX”. The Phelps Dodge name will continue to be used in its existing operations. The corporate headquarters of the combined company will be located in Phoenix, Arizona and FCX will maintain its New Orleans, Louisiana office for accounting and administrative functions for our Indonesian operations. Because there is little overlap between the two companies, we expect that there will be a minimal impact on our New Orleans-based employees, with only a handful of employees affected by the move of the corporate office to Arizona.

     We will be discussing this announcement on an investor conference call tomorrow morning. We welcome you to access the webcast for investors at 7:30 a.m. central time to discuss the details of the transaction. The webcast can be accessed at www.fcx.com.

     We are entering this new phase in our Company’s long and rich history from a position of strength. The year 2006 has been an exceptional success for FCX, with much of that attributable to the hard work and dedication of each of you and I thank every one of you personally for your contribution. Our acquisition of Phelps Dodge will create an extremely powerful force in our industry and give us an even more exciting future. I know we can count on you to make it happen.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

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